SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 11-K


                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)

     _X_ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
     (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

     For the fiscal year ended  DECEMBER 31, 1998
                                -----------------

                                       Or

     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934
     (NO FEE REQUIRED)

     For the transition period from ____________________ to ____________________

     Commission file number: 1-11794
                             -------


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below EWB RETIREMENT PLAN

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office E.W. BLANCH HOLDINGS, INC., 500
     N. AKARD, DALLAS, TEXAS 75201

                                   SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      EWB RETIREMENT PLAN
                                      ------------------------------------------
                                                   (Name of Plan)

Date   JUNE 23, 1999               By  /s/ IAN DAVID PACKER
     ---------------------------      ------------------------------------------
                                                     (Signature)

                                           IAN DAVID PACKER
                                      ------------------------------------------
                                                    (Print Name)

                 Financial Statements and Supplemental Schedules

                               EWB RETIREMENT PLAN

                          YEAR ENDED DECEMBER 31, 1998
                       WITH REPORT OF INDEPENDENT AUDITORS

                               EWB Retirement Plan

                 Financial Statements and Supplemental Schedules

                          Year ended December 31, 1998




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................6
Notes to Financial Statements..................................................8


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes....................13
Line 27d - Schedule of Reportable Transactions................................19

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
EWB Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the EWB (formerly E. W. Blanch Co.) Retirement Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /s/ Ernst & Young LLP


June 24, 1999
Dallas,  Texas

                               EWB Retirement Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1998

                                 TWENTIETH       TWENTIETH        AMERICAN         AMERICAN        TWENTIETH        TWENTIETH
                                  CENTURY         CENTURY          CENTURY         CENTURY       CENTURY INT'L    CENTURY INT'L
                                   ULTRA           VISTA          BALANCED          VALUE           GROWTH          DISCOVERY
                                   FUND             FUND            FUND             FUND            FUND             FUND
                                 ------------------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
   Mutual funds                    $267,267          $92,688       $3,876,337         $274,603      $2,560,331         $232,436
   Common/collective trust                -                -                -                -               -                -
   EWBH common stock                      -                -                -                -               -                -
   Self-directed funds:
     Cash                                 -                -                -                -               -                -
     Mutual funds                         -                -                -                -               -                -
     Bonds                                -                -                -                -               -                -
     EWBH common stock                    -                -                -                -               -                -
     Common stocks                        -                -                -                -               -                -
     Preferred stocks                     -                -                -                -               -                -
     Stock options (short)                -                -                -                -               -                -
     U.S. government
       obligations                        -                -                -                -               -                -
     International equities               -                -                -                -               -                -
   Participant loans                      -                -                -                -               -                -
                             ----------------------------------------------------------------------------------------------------
                                    267,267           92,688        3,876,337          274,603       2,560,331          232,436

Receivables:
   Employer contribution             30,215            5,780           87,744           22,427          71,060           23,117
                             ----------------------------------------------------------------------------------------------------
Net assets available for
   benefits                        $297,482          $98,468       $3,964,081         $297,030      $2,631,391         $255,553
                             ====================================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                    STRATEGIC        STRATEGIC       STRATEGIC
                                   ALLOCATION:      ALLOCATION:     ALLOCATION:
                                   CONSERVATIVE      MODERATE        AGGRESSIVE
                                       FUND            FUND             FUND
                                 ------------------------------------------------
ASSETS
Investments at fair value:
   Mutual funds                          $43,611         $53,944         $108,131
   Common/collective trust                     -               -                -
   EWBH common stock                           -               -                -
   Self-directed funds:
     Cash                                      -               -                -
     Mutual funds                              -               -                -
     Bonds                                     -               -                -
     EWBH common stock                         -               -                -
     Common stocks                             -               -                -
     Preferred stocks                          -               -                -
     Stock options (short)                     -               -                -
     U.S. government
       obligations                             -               -                -
     International equities                    -               -                -
   Participant loans                           -               -                -
                                 --------------------------------------------------
                                          43,611          53,944          108,131

Receivables:
   Employer contribution                   4,156           7,885           16,987
                                 --------------------------------------------------
Net assets available for
   benefits                              $47,767         $61,829         $125,118
                                 ==================================================

SEE ACCOMPANYING NOTES.

                               EWB Retirement Plan

                                December 31, 1998

                                      BENHAM                       PUTNAM                     BARCLAYS     UNRESTRICTED
                                   PRIME MONEY      BENHAM           NEW                       EQUITY          EWBH
                                      MARKET         GNMA       OPPORTUNITIES     JANUS         INDEX          STOCK
                                       FUND          FUND           FUND          FUND          FUND           FUND
                                  --------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
    Mutual funds                     $1,084,722    $  890,731    $8,155,060    $8,006,973    $       --    $   14,075
    Common/collective trust                  --            --            --            --       635,597            --
    EWBH common stock                        --            --            --            --            --     8,853,753
    Self-directed funds:
        Cash                                 --            --            --            --            --            --
        Mutual funds                         --            --            --            --            --            --
        Bonds                                --            --            --            --            --            --
        EWBH common stock                    --            --            --            --            --            --
        Common stocks                        --            --            --            --            --            --
        Preferred stocks                     --            --            --            --            --            --
        Stock options (short)                --            --            --            --            --            --
        U.S. government
          obligations                        --            --            --            --            --            --
        International equities               --            --            --            --            --            --
    Participant loans                        --            --            --            --            --            --
                                  --------------------------------------------------------------------------------------
                                      1,084,722       890,731     8,155,060     8,006,973       635,597     8,867,828

Receivables:
    Employer contribution               134,836        27,496       245,618       217,784        54,293            --
                                  --------------------------------------------------------------------------------------
Net assets available for
  benefits                           $1,219,558    $  918,227    $8,400,678    $8,224,757    $  689,890    $8,867,828
                                  ======================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                     RESTRICTED
                                        EWBH          SELF-        PARTICIPANT
                                        STOCK        DIRECTED         LOAN
                                        FUND           FUND           FUND           TOTAL
                                  ---------------------------------------------------------------
ASSETS
Investments at fair value:
    Mutual funds                   $       --     $       --     $        --    $ 25,660,909
    Common/collective trust                --             --              --         635,597
    EWBH common stock                  68,718             --              --       8,922,471
    Self-directed funds:
        Cash                               --            684              --             684
        Mutual funds                       --      1,569,591              --       1,569,591
        Bonds                              --        223,750              --         223,750
        EWBH common stock                  --      1,941,543              --       1,941,543
        Common stocks                      --      1,652,738              --       1,652,738
        Preferred stocks                   --         26,000              --          26,000
        Stock options (short)              --        (23,150)             --         (23,150)
        U.S. government
          obligations                      --        281,065              --         281,065
        International equities             --        611,451              --         611,451
    Participant loans                      --             --         815,378         815,378
                                  --------------------------------------------------------------
                                       68,718      6,283,672         815,378      42,318,027

Receivables:
    Employer contribution           1,182,425             --              --       2,131,823
                                  --------------------------------------------------------------
Net assets available for
  benefits                         $1,251,143    $ 6,283,672     $   815,378    $ 44,449,850
                                  ==============================================================

SEE ACCOMPANYING NOTES

                               EWB Retirement Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 1997

                                   TWENTIETH      TWENTIETH        AMERICAN         AMERICAN       TWENTIETH      TWENTIETH
                                    CENTURY        CENTURY          CENTURY         CENTURY      CENTURY INT'L  CENTURY INT'L
                                     ULTRA          VISTA          BALANCED          VALUE          GROWTH        DISCOVERY
                                      FUND           FUND            FUND             FUND           FUND           FUND
                                   -------------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
   Mutual funds                    $120,982       $37,473        $3,787,075        $211,504      $2,142,889       $111,092
   Common/collective trust                -             -                 -               -               -              -
   EWBH common stock                      -             -                 -               -               -              -
   Self-directed funds:
     Mutual funds                         -             -                 -               -               -              -
     Bonds                                -             -                 -               -               -              -
     EWBH common stock                    -             -                 -               -               -              -
     Common stocks                        -             -                 -               -               -              -
     Preferred stocks                     -             -                 -               -               -              -
     U.S. government
       obligations                        -             -                 -               -               -              -
     International equities               -             -                 -               -               -              -
   Participant loans                      -             -                 -               -               -              -
                                   -------------------------------------------------------------------------------------------
   Total investments                120,982        37,473         3,787,075         211,504       2,142,889        111,092

Receivables:
   Employer contribution              8,708         3,815           101,611           8,717          84,171          9,372
   Participant contribution             932           261             4,112             793           4,707            823
                                   -------------------------------------------------------------------------------------------
Total assets                        130,622        41,549         3,892,798         221,014      $2,231,767       $121,287

LIABILITIES
Other                                     -             -                 -               -               -              -
                                   -------------------------------------------------------------------------------------------
Net assets available for
   benefits                        $130,622       $41,549        $3,892,798        $221,014      $2,231,767       $121,287
                                   ===========================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                    STRATEGIC       STRATEGIC      STRATEGIC
                                   ALLOCATION:     ALLOCATION:    ALLOCATION:
                                   CONSERVATIVE     MODERATE      AGGRESSIVE
                                       FUND           FUND           FUND
                                 --------------------------------------------
ASSETS
Investments at fair value:
   Mutual funds                      $46,327         $20,982        $38,505
   Common/collective trust                 -               -              -
   EWBH common stock                       -               -              -
   Self-directed funds:
     Mutual funds                          -               -              -
     Bonds                                 -               -              -
     EWBH common stock                     -               -              -
     Common stocks                         -               -              -
     Preferred stocks                      -               -              -
     U.S. government
       obligations                         -               -              -
     International equities                -               -              -
   Participant loans                       -               -              -
                                 --------------------------------------------
   Total investments                  46,327          20,982         38,505

Receivables:                             503           1,480          3,652
   Employer contribution                   -             136            284
                                 --------------------------------------------
   Participant contribution           46,830          22,598         42,441

Total assets

LIABILITIES
Other                                      -               -              -
                                 --------------------------------------------
Net assets available for
   benefits                          $46,830         $22,598        $42,441
                                 ============================================

SEE ACCOMPANYING NOTES

                               EWB Retirement Plan

                                December 31, 1997

                                   BENHAM                        PUTNAM                      BARCLAYS     UNRESTRICTED
                                 PRIME MONEY      BENHAM           NEW                        EQUITY          EWBH
                                   MARKET          GNMA       OPPORTUNITIES     JANUS          INDEX          STOCK
                                    FUND           FUND           FUND           FUND          FUND           FUND
                                 --------------------------------------------------------------------------------------
ASSETS
Investments at fair value:
    Mutual funds                    $869,163       $596,560     $7,331,752     $6,564,207 $           -  $       4,726
    Common/collective trust                -              -              -              -       229,661              -
    EWBH common stock                      -              -              -              -             -      6,048,578
    Self-directed funds:
        Mutual funds                       -              -              -              -             -              -
        Bonds                              -              -              -              -             -              -
        EWBH common stock                  -              -              -              -             -              -
        Common stocks                      -              -              -              -             -              -
        Preferred stocks                   -              -              -              -             -              -
        U.S. government
          obligations                      -              -              -              -             -              -
        International equities             -              -              -              -             -              -
    Participant loans                      -              -              -              -             -              -
                                ---------------------------------------------------------------------------------------
    Total investments                869,163        596,560      7,331,752      6,564,207       229,661      6,053,304

Receivables:
    Employer contribution            104,967         22,273        317,670        240,259        12,543              -
    Participant contribution           1,497          1,228         15,756         12,897           652              -
                                 --------------------------------------------------------------------------------------
Total assets                         975,627        620,061      7,665,178      6,817,363       242,856      6,053,304
                                 --------------------------------------------------------------------------------------

LIABILITIES
Other                                      -              -              -              -             -         33,832
                                 --------------------------------------------------------------------------------------
Net assets available for
    benefits                        $975,627       $620,061     $7,665,178     $6,817,363      $242,856     $6,019,472
                                 ======================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                    RESTRICTED
                                       EWBH           SELF-       PARTICIPANT
                                       STOCK        DIRECTED         LOAN
                                       FUND           FUND           FUND          TOTAL
                                 ---------------------------------------------------------------
ASSETS
Investments at fair value:
    Mutual funds                  $           -  $           -  $           -     $21,883,237
    Common/collective trust                   -              -              -         229,661
    EWBH common stock                   129,737              -              -       6,178,315
    Self-directed funds:
        Mutual funds                          -      1,827,229              -       1,827,229
        Bonds                                 -          8,000              -           8,000
        EWBH common stock                     -      1,441,261              -       1,441,261
        Common stocks                         -      1,424,904              -       1,424,904
        Preferred stocks                      -         26,250              -          26,250
        U.S. government
          obligations                         -        231,653              -         231,653
        International equities                -        466,912              -         466,912
    Participant loans                         -              -      1,009,801       1,009,801
                                ---------------------------------------------------------------
    Total investments                   129,737      5,426,209      1,009,801      34,727,223

Receivables:
    Employer contribution             1,114,285              -              -       2,034,026
    Participant contribution              4,467              -              -          48,545
                                 ---------------------------------------------------------------
Total assets                          1,248,489      5,426,209      1,009,801      36,809,794
                                 ---------------------------------------------------------------

LIABILITIES
Other                                         -              -              -          33,832
                                 ---------------------------------------------------------------
Net assets available for
    benefits                         $1,248,489     $5,426,209     $1,009,801     $36,775,962
                                 ===============================================================

SEE ACCOMPANYING NOTES

                               EWB Retirement Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998

                                   TWENTIETH      TWENTIETH      AMERICAN      AMERICAN      TWENTIETH     TWENTIETH
                                    CENTURY        CENTURY       CENTURY       CENTURY     CENTURY INT'L CENTURY INT'L
                                     ULTRA          VISTA        BALANCED       VALUE         GROWTH       DISCOVERY
                                      FUND           FUND          FUND          FUND          FUND           FUND
                                  ------------------------------------------------------------------------------------
Additions:
   Interest and dividends           $  23,103     $     729   $   495,607     $  47,059   $    49,066      $   1,468
   Net appreciation
     (depreciation) in fair value
     of investments                    36,091           802       105,205       (35,998)      376,249         19,078
   Employer contributions              30,891         6,052        94,818        23,058        76,990         23,830
   Participant contributions           84,847        17,559       223,006        69,288       215,110         63,995
   Rollovers                           14,856           672         5,074         2,123        14,411         20,649
                                  ------------------------------------------------------------------------------------
                                      189,788        25,814       923,710       105,530       731,826        129,020

Deductions:
   Benefit payments                    12,452         1,093       657,677         4,761       265,756          5,278
   Transfers to/from other plans        9,206           557       141,567         3,629        (3,431)         1,477
   Administrative expenses              1,071           318         5,234           743         4,460              -
                                  ------------------------------------------------------------------------------------
                                       22,729         1,968       804,478         9,133       266,785          6,755

Interfund transfers                      (199)       33,073       (47,949)      (20,381)      (65,417)        12,001

Net increase (decrease)               166,860        56,919        71,283        76,016       399,624        134,266
Net assets available for
   benefits at beginning of year      130,622        41,549     3,892,798       221,014     2,231,767        121,287
                                  ------------------------------------------------------------------------------------
Net assets available for
   benefits at end of year          $ 297,482     $  98,468   $ 3,964,081     $ 297,030   $ 2,631,391      $ 255,553
                                  ====================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                    STRATEGIC      STRATEGIC     STRATEGIC
                                   ALLOCATION:    ALLOCATION:   ALLOCATION:
                                   CONSERVATIVE    MODERATE      AGGRESSIVE
                                       FUND          FUND           FUND
                                  -----------------------------------------
Additions:
   Interest and dividends           $   2,485      $  2,845      $   4,142
   Net appreciation
     (depreciation) in fair value
     of investments                     3,375         2,788          5,584
   Employer contributions               4,180         7,991         17,253
   Participant contributions           11,454        13,673         36,875
   Rollovers                           21,500        13,177         11,997
                                  -----------------------------------------
                                       42,994        40,474         75,851

Deductions:
   Benefit payments                       469         1,390          3,102
   Transfers to/from other plans            9             -          1,466
   Administrative expenses                130           108            503
                                  -----------------------------------------
                                          608         1,498          5,071

Interfund transfers                   (41,449)          255         11,897

Net increase (decrease)                   937        39,231         82,677
Net assets available for
   benefits at beginning of year       46,830        22,598         42,441
                                  -----------------------------------------
Net assets available for
   benefits at end of year          $  47,767      $ 61,829      $ 125,118
                                  =========================================

SEE ACCOMPANYING NOTES

                               EWB Retirement Plan

                          Year ended December 31, 1998

                                        BENHAM                      PUTNAM                     BARCLAYS    UNRESTRICTED
                                     PRIME MONEY      BENHAM         NEW                        EQUITY         EWBH
                                        MARKET         GNMA     OPPORTUNITIES     JANUS         INDEX         STOCK
                                         FUND          FUND          FUND          FUND          FUND          FUND
                                     -----------------------------------------------------------------------------------
Additions:
    Interest and dividends              $   64,102   $  45,272     $   282,488   $   234,251    $  3,847     $   83,887
    Net appreciation (depreciation)
    in fair value of investments                 -       1,411       1,341,308     2,134,048     103,551      2,647,937
    Employer contributions                 142,343      29,078         268,027       234,820      55,231              -
    Participant contributions              146,933      53,457         724,242       593,063     123,668            825
    Rollovers                               46,867       1,150          41,219        46,217      17,792         17,552
                                     -----------------------------------------------------------------------------------
                                           400,245     130,368       2,657,284     3,242,399     304,089      2,750,201

Deductions:
    Benefit payments                       563,057      50,812       1,178,123     1,340,399       5,469        927,869
    Transfers to/from other plans          123,654     126,926         279,191       279,929       2,218        246,274
    Administrative expenses                  3,387       1,479          18,565        14,385       1,419          1,731
                                     -----------------------------------------------------------------------------------
                                           690,098     179,217       1,475,879     1,634,713       9,106      1,175,874

Interfund transfers                        533,784     347,015        (445,905)     (200,292)    152,051      1,274,029

Net increase (decrease)                    243,931     298,166         735,500     1,407,394     447,034      2,848,356
Net assets available for benefits
  at beginning of year                     975,627     620,061       7,665,178     6,817,363     242,856      6,019,472
                                     -----------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                        $1,219,558   $ 918,227     $ 8,400,678   $ 8,224,757    $689,890     $8,867,828
                                     ===================================================================================

[WIDE TABLE CONTINUED FROM ABOVE]

                                       RESTRICTED
                                          EWBH         SELF-      PARTICIPANT
                                         STOCK        DIRECTED        LOAN
                                          FUND          FUND          FUND           TOTAL
                                    ----------------------------------------------------------
Additions:
    Interest and dividends             $    19,411   $   131,107    $   87,557     $ 1,578,426
    Net appreciation (depreciation)
    in fair value of investments             8,667       887,516             -       7,637,612
    Employer contributions               1,238,007             -             -       2,252,569
    Participant contributions              282,599             -             -       2,660,594
    Rollovers                                    -             -             -         275,256
                                    ----------------------------------------------------------
                                         1,548,684     1,018,623        87,557      14,404,457

Deductions:
    Benefit payments                        12,127        63,781        59,523       5,153,138
    Transfers to/from other plans           67,095       156,343        87,788       1,523,898
    Administrative expenses                      -             -             -          53,533
                                    ----------------------------------------------------------
                                            79,222       220,124       147,311       6,730,569

Interfund transfers                     (1,466,808)       58,964      (134,669)              -

Net increase (decrease)                      2,654       857,463      (194,423)      7,673,888
Net assets available for benefits
  at beginning of year                   1,248,489     5,426,209     1,009,801      36,775,962
                                    ----------------------------------------------------------
Net assets available for benefits
  at end of year                       $ 1,251,143   $ 6,283,672    $  815,378     $44,449,850
                                    ==========================================================

SEE ACCOMPANYING NOTES.

                               EWB Retirement Plan

                          Notes to Financial Statements

                                December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the EWB (formerly E. W. Blanch Co.) Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan which was established in September 1985. An employee becomes eligible to participate in the Plan on the first day of the calendar quarter following his or her employment date, provided employment has not been terminated prior to such date. An employee must complete a minimum of 1,000 hours of service during each Plan year and be employed on December 31 of that year to receive a discretionary employer contribution, if declared. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Eligible participants may enter into a Salary Reduction Agreement whereby a percentage of pretax compensation per payroll period may be withheld and contributed to the Plan. For the 1998 Plan year, the maximum salary reduction that could be contributed to the Plan could not exceed the lesser of 14% of pretax compensation or $10,000. Additionally, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The assets of the Plan are held by UMB Bank (UMB), the trustee of the Plan, and American Century, a custodian of the Plan, through an agency agreement with UMB.

E. W. Blanch Holdings, Inc. (the Company), may make annual discretionary contributions to all eligible participants' accounts equal to 7.5% of total base earnings. The Company may direct the trustee to invest up to 50% of the employer contribution in the restricted portion of the E. W. Blanch Company Stock Fund, which is restricted from reallocation to other funds until after two full calendar quarters following the quarter in which the funds are contributed. This option was exercised for the 1998 contributions at the full 50%. The remainder of the employer contribution is allocated based on the participants' investment elections in effect at the end of the Plan year.

                               EWB Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Total contributions to a participant's account in any Plan year are limited to the lesser of $30,000 or 25% of the participant's total compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated employees' nonvested accounts are used to reduce future Company contributions. Nonvested accounts forfeited in 1998 and 1997 totaled $59,747 and $97,249, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Effective January 1, 1998, vesting in the Company contribution portion of each participant's account plus actual earnings thereon occurs over a three year period, provided that the participant is credited with at least 1,000 hours of continuous service in each Plan year. Participants hired prior to April 1, 1993, are 100% vested in Company contributions.

Participants of plans merged into the Plan may be immediately 100% vested with respect to employer contributions up to the date of the merger, subject to the provisions of the previous plan. Vesting of subsequent employer contributions is subject to the three years of continuous service requirement. Length of service for vesting purposes is calculated from the date of hire in the previous company.

INVESTMENT OPTIONS

Other than the 50% of discretionary employer contributions initially directed to the restricted portion of the E. W. Blanch Company Stock Fund, participants may direct daily 100% of all contributions in 5% increments to various mutual funds and the restricted portion of the E. W. Blanch Company Stock Fund. Participants' contributions to the E. W. Blanch Company Stock Fund are restricted from reallocation to other funds until after two full calendar quarters following the quarter in which the funds are contributed. Participants may also elect to self-direct such amounts to other investments, subject to certain restrictions.

                               EWB Retirement Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow from their fund accounts an amount not to exceed 50% of the previous quarter's vested account balance up to a maximum of $50,000. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loans must be repaid within five years through either monthly payroll deductions of principal and interest or through direct remittance of the outstanding balance by the borrowing participant. Loans are secured by the balance in the participant's account and bear interest at rates comparable to rates charged by persons in the business of lending money (7% to 10% in 1998).

BENEFITS

Upon termination of service, disability, or retirement, a participant will receive a lump-sum amount equal to the vested value of his or her account if the balance does not exceed $5,000. If the account balance is $5,000 or more, the participant may receive a lump-sum amount equal to the vested value of his or her account or may leave the account in the Plan no longer than mandatory distribution age. In the case of retirement, the distribution may be delayed until some time after normal retirement age. In the event of death, the distribution will be made to a named beneficiary.

Prior to 1997, participants could invest in life insurance policies. Payments made by the trustee for premiums on such policies shall be considered to be distributions from the participant's account. The cash surrender value of these allocated insurance contracts is excluded from the net assets of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are presented on the accrual basis of accounting.

VALUATION OF INVESTMENTS

Investments of the Plan are stated at fair market value based on published market quotes or cost, which approximates fair market value, if there is no active market. Participant loans are valued at cost which approximates fair value.

                               EWB Retirement Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CHANGE IN PRESENTATION OF COMPARATIVE STATEMENTS

Certain financial statement amounts at December 31, 1997, have been reclassified to conform to the December 31, 1998, presentation.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits are separately identified in the statements of net assets available for benefits at December 31, 1998 and 1997.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated January 19, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                               EWB Retirement Plan

6. YEAR 2000 (UNAUDITED)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by late 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor. For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by late 1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

                               EWB Retirement Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                 EIN: 41-1741779
                                   PLAN #: 001

                                December 31, 1998

                       (b)                                   (c)
                IDENTITY OF ISSUE,            DESCRIPTION OF INVESTMENT, INCLUDING                                        (e)
     (a)            BORROWER,                   MATURITY DATE, RATE OF INTEREST,                       (d)              CURRENT
             LESSOR, OR SIMILAR PARTY          COLLATERAL, PAR, OR MATURITY VALUE                      COST              VALUE
------------------------------------------------------------------------------------------------------------------------------------
             Mutual Funds:
   *            American Century               Twentieth Century Ultra Fund                        $     247,566      $     267,267
   *            American Century               Twentieth Century Vista Fund                               91,493             92,688
   *            American Century               Balanced Fund                                           3,675,146          3,876,337
   *            American Century               Value Fund                                                313,233            274,603
   *            American Century               Twentieth Century International Growth Fund             2,182,268          2,560,331
   *            American Century               Twentieth Century International Discovery Fund            217,391            232,436
   *            American Century               Strategic Allocation: Conservative Fund                    44,090             43,611
   *            American Century               Strategic Allocation: Moderate Fund                        50,427             53,944
   *            American Century               Strategic Allocation: Aggressive Fund                     100,073            108,131
   *            American Century               Benham Prime Money Market Fund                          1,084,722          1,084,722
   *            UMB                            Scout Prime I - Money Market Fund                          41,632             41,632
   *            American Century               Benham GNMA                                               881,297            890,731
                Putnam Funds                   New Opportunities Fund                                  5,983,158          8,155,060
                Janus                          Janus Fund                                              6,009,405          8,006,973
                                                                                                ------------------------------------
             Total Mutual Funds                                                                       20,921,901         25,688,466

             Common/Collective Trust

                Barclay Global Investors, NA   Equity Index Fund J                                       195,803            635,597

             Common Stock:
   *            E. W. Blanch Holdings, Inc.    245,980 shares                                          5,194,512         10,864,014

                Schwab Funds                   Cash                                                          684                684

             Mutual Funds (self-directed):
                American Funds                 Capital Income Builder Fund                                60,796             81,917
                Marsico Investment Fund        Marsico Focus Fund                                         26,270             26,166


* Party-in-interest

                               EWB Retirement Plan

                                 EIN: 41-1741779
                                   PLAN #: 001

                                December 31, 1998

                                                                     (c)
                                                         DESCRIPTION OF INVESTMENT,
                          (b)                          INCLUDING MATURITY DATE, RATE OF
             IDENTITY OF ISSUE, BORROWER,               INTEREST, COLLATERAL, PAR, OR                  (d)               (e)
 (a)           LESSOR, OR SIMILAR PARTY                        MATURITY VALUE                         COST          CURRENT VALUE
------------------------------------------------------------------------------------------------------------------------------------
      Mutual Funds (self-directed) (continued):
                  Franklin Group of Funds              Mutual Beacon Fund - Class Z                   $   106,006        $   143,687
                  Neuberger & Berman                   Guardian Fund                                       49,720             53,340
                  Oakmark Funds                        Harris Assoc. Investment Tr                         13,863             20,973
         Reynolds Funds                                Blue Chip Growth Fund                               25,000             29,823
         Rydex Series Trust                            OTC Fund                                            25,210             32,557
         Schwab Funds                                  Money Market Fund                                  740,065            740,065
         Schwab Funds                                  Value Advantage Money Fund                          82,787             82,787
         Sound Shore Fund                              Sound Shore Fund                                    97,962             88,126
         Transamerica Premier Funds                    Premier Small Co. Fund                              25,000             31,059
         Vanguard Group                                Primecap Fund                                      143,320            211,534
                                                                                                 -----------------------------------
      Total Mutual Funds (self-directed)                                                                1,395,999          1,542,034

      Bonds (self-directed):
         BellSouth                                     7.625%, due 5/15/35                                215,631            223,750

      Common Stocks (self-directed):
         Airtouch Communications                       200 shares                                          10,450             14,487
         AK Steel Holding Corp.                        200 shares                                           4,255              4,700
         Alliance World Dlr Govt II                    4,500 shares                                        53,895             38,250
         American Express Company                      1,000 shares                                        42,705            102,500
         Amgen Incorporated                            700 shares                                          34,881             73,194
         Applied Materials, Inc.                       200 shares                                           6,904              8,537
         Arcadia Financial Ltd.                        1,000 shares                                        17,719              3,625
         Arizona Home Holdings, Inc.                   25,000 shares                                       25,000             25,000
         Asyst Technology, Inc. New                    100 shares                                           2,680              2,037
         Berkshire Hthwy Cl A                          20 shares                                           46,015            140,000
         Boeing Co.                                    202.2192 shares                                     10,332              6,597
         Caterpillar, Inc.                             300 shares                                          13,905             13,800
         Cendant Corp.                                 600 shares                                           8,303             11,587
         Ciena Corp.                                   200 shares                                           6,999              2,925
         Cisco Systems, Inc.                           450 shares                                          12,970             41,765

* Party-in-interest

                               EWB Retirement Plan

                                 EIN: 41-1741779
                                   PLAN #: 001

                                December 31, 1998

                                                                      (c)
                                                           DESCRIPTION OF INVESTMENT,
                                                            INCLUDING MATURITY DATE,
                              (b)                               RATE OF INTEREST,                                (e)
                  IDENTITY OF ISSUE, BORROWER,                 COLLATERAL, PAR, OR              (d)            CURRENT
     (a)             LESSOR, OR SIMILAR PARTY                     MATURITY VALUE                COST            VALUE
-----------------------------------------------------------------------------------------------------------------------
             Common Stocks (self-directed) (continued):
                Compaq Computer Corp.                      500.9141 shares                   $   11,623      $   21,038
                Computer Associates Int'l. Inc.            200 shares                             6,385           8,525
                Conseco, Inc.                              184.8902 shares                        7,962           5,639
                Disney Walt Holding Co.                    1,200 shares                          10,803          36,000
                Dupont E I De Nemour & Co. Odd Lot Tender  402.5073 shares                        7,756          21,358
                Eastman Chemical Co.                       56 shares                              1,871           2,506
                Equus II, Inc.                             1,000 shares                          19,987          17,105
                First Data Corporation                     200.5752 shares                       21,025           6,393
                Gannett Co., Inc. Del                      1,600 shares                          45,664         103,200
                General Electric Company                   100.6706 shares                        8,621          10,268
                General Motors Corp.                       300.1411 shares                       15,131          21,478
                GTE Corporation                            103.4153 shares                        4,741           6,722
                GIC Global Entertainment                   2,000 shares                           3,247           3,625
                Goodyear Tire & Rubber                     300 shares                            16,294          15,131
                Guidant Corp.                              200.0727 shares                       12,853          22,008
                Hartford Financial Services Group          200 shares                            10,980          10,975
                Hewlett-Packard Company                    1302.1995 shares                      77,383          88,956
                Honeywell Incorporated                     700 shares                            30,926          52,719
                I S B Financial Corp.                      300 shares                             4,788           6,638
                Imation Corp.                              40 shares                                969             700
                Intel Corp.                                200.3122 shares                       49,394          23,750
                Johnson & Johnson                          1,000 shares                          67,018          83,875
                LTV Corporation                            300 shares                             4,174           1,725
                Littelfuse, Inc.                           1,400 shares                          23,327          26,950
                Loral Space & Communications Ltd.          200 shares                             6,667           3,563
                M B I A, Inc.                              800 shares                            23,882          52,450
                MCI Worldcom, Inc.                         200 shares                            10,188          14,350
                McDonald's Corp.                           600 shares                            22,976          46,088
                Mercury Finance Co.                        500 shares                               661              22

* Party-in-interest

                               EWB Retirement Plan

                                 EIN: 41-1741779
                                   PLAN #: 001

                                December 31, 1998

                                                                   (c)
                                                        DESCRIPTION OF INVESTMENT,
                                                         INCLUDING MATURITY DATE,
                           (b)                              RATE OF INTEREST,                                    (e)
               IDENTITY OF ISSUE, BORROWER,                COLLATERAL, PAR, OR                 (d)             CURRENT
   (a)            LESSOR, OR SIMILAR PARTY                   MATURITY VALUE                   COST              VALUE
-------------------------------------------------------------------------------------------------------------------------
         Common Stocks (self-directed) (continued):
            Micro Therapeutics New                         2,000 shares                    $     16,708      $     20,000
            MicroSoft Inc.                                 40 shares                              5,765             5,548
            Minnesota Mining & Mfg.                        400 shares                            34,682            28,450
            Motorola Incorporated                          200.8883 shares                       40,908            12,267
            Pepsico Incorporated                           200.4039 shares                        7,371             8,192
            Petroleum & Resources CP                       320.5402 shares                       12,487             9,817
            Pfizer, Inc.                                   300 shares                            32,209            37,500
            Philip Morris Cos. Inc.                        504.0827 shares                       23,221            26,968
            Renaissance Holdings Inc.                      2,000 shares                          75,131            73,250
            Rubbermaid Inc.                                102.3074 shares                        3,113             3,216
            St. Joe Company                                500 shares                            16,967            11,719
            Schlumberger Ltd.                              200 shares                            10,305             9,275
            Starwood Hotels & Resorts                      200 shares                            10,417             4,538
            Sunbeam Corporation                            1,000 shares                           7,790             6,875
            Sun Microsystems Inc.                          100 shares                             3,763             8,563
            USA Networks                                   400 shares                             6,150            13,250
            Unilever                                       100 shares                             3,893             4,500
            United Healthcare Corporation                  300.0424 shares                        5,836            12,921
            United States Filter                           2,100 shares                          21,784            48,038
            VLSI Technology, Inc.                          200 shares                             4,129             2,188
            Vesta Insurance Group                          2,500 shares                          27,142            15,000
            Vision Twenty One Inc.                         500 shares                             4,217             2,625
            Wahlco Environmental Systems Inc.              100 shares                               934                 9
            Wal-Mart Stores Inc.                           800 shares                             8,391            65,150
            Wells Fargo & Co.                              203.7145 shares                        3,556             8,136
            Xerox Corp.                                    101.5449 shares                        7,884            11,982
                                                                                           --------------------------------
         Total Common Stocks (self-directed)                                                  1,219,062         1,652,738

         Preferred Stocks (self-directed):
            Hartford Capital                               1,000 shares, preferred 8.35%         25,150            26,000

* Party-in-interest

                               EWB Retirement Plan

                                 EIN: 41-1741779
                                   PLAN #: 001

                                December 31, 1998

                                                                  (c)
                                                        DESCRIPTION OF INVESTMENT,
                             (b)                     INCLUDING MATURITY DATE, RATE OF                               (e)
                IDENTITY OF ISSUE, BORROWER,          INTEREST, COLLATERAL, PAR, OR               (d)             CURRENT
     (a)            LESSOR, OR SIMILAR PARTY                  MATURITY VALUE                      COST             VALUE
----------------------------------------------------------------------------------------------------------------------------
             Options:
                Applied Materials                                     2                       $      (690)      $      (875)
                Compaq Computers                                      4                              (715)           (2,600)
                Cisco                                                 3                              (302)           (7,650)
                General Motors Corp.                                  3                              (321)             (938)
                Guidant Corp.                                         2                              (340)           (6,025)
                Honeywell, Inc.                                       2                              (315)              (25)
                Motorola                                              2                              (165)             (500)
                Phillip Morris                                        4                              (390)             (475)
                Airtouch Communications                               2                              (115)             (925)
                Sun Miscrosystems                                     1                              (165)           (2,562)
                Xerox Corporation                                     1                              (115)             (575)
                                                                                             --------------------------------
                                                                                                   (3,633)          (23,150)
             U.S. Government Securities (self-directed):
                Ctf Accrl Treasury                  250,000, Series J, due 5/15/11                 67,688           170,450
                Treasury Strip                      10,000, 00%, due 5/15/99                        4,040             9,834
                Treasury Note                       100,000, 5.375%, due 1/31/00                  100,217           100,781
                                                                                             --------------------------------
             Total U.S. Government Securities (self-directed)                                     171,945           281,065

             International Equity (self-directed):
                American Funds                      Capital World Growth & Income Fund             62,792            79,518
                Chile Fund Inc.                     Chile Fund Inc.                                 4,462             1,813
                American Funds                      Europacific Growth Fund                        99,230           138,444
                India Fund Inc.                     India Fund Inc.                                 4,265             3,156
                India Growth Fund Inc.              India Growth Fund Inc.                          7,824             4,650
                Janus                               Worldwide Fund                                170,820           205,617
                Korea Fund Incorporated             Korea Fund Incorporated                         4,681             7,557
                Merrill Lynch NIKKEI Index          225 Market Index, due 2/14/02                  93,135            95,563
                Franklin Group of Funds             Mutual European Fund                           46,871            45,633
                Oakmark Funds                       Oakmark International Fund                     29,224            26,237
                Pakistan Investment Fund            Pakistan Investment Fund                        4,391             1,500
                Thai Fund                           Thai Fund                                       3,134             1,763
                                                                                             --------------------------------
             Total International Equity (self-directed)                                           530,829           611,451

                               EWB Retirement Plan

                                 EIN: 41-1741779
                                   PLAN #: 001

                                December 31, 1998

                                                                   (c)
                                                        DESCRIPTION OF INVESTMENT,
                                                         INCLUDING MATURITY DATE,
                             (b)                            RATE OF INTEREST,                                       (e)
                 IDENTITY OF ISSUE, BORROWER,              COLLATERAL, PAR, OR                    (d)             CURRENT
     (a)            LESSOR, OR SIMILAR PARTY                  MATURITY VALUE                      COST             VALUE
---------------------------------------------------------------------------------------------------------------------------
             Participant Loans:
                Promissory Notes due the EWB           Interest rates ranging from
                  Retirement Plan                                7% to 10%                    $   815,378       $   815,378
                                                                                             ------------------------------
             Total                                                                            $30,683,261       $42,318,027
                                                                                             ==============================

*Party-in-interest.

                               EWB Retirement Plan

                 Line 27d - Schedule of Reportable Transactions

                                 EIN: 41-1741779
                                   PLAN #: 001

                          Year ended December 31, 1998

                                                                                                              (h)
                                                                                                            CURRENT          (i)
                                                                                                             VALUE           NET
                                                                     (c)           (d)            (g)      OF ASSET ON     GAIN OR
              (a)                              (b)                 PURCHASE      SELLING        COST OF    TRANSACTION    (LOSS) ON
   IDENTITY OF PARTY INVOLVED        DESCRIPTION OF SECURITY        PRICE         PRICE          ASSET         DATE          SALE
------------------------------------------------------------------------------------------------------------------------------------
Category (iii) - Series of Transactions in Excess of 5% of Plan Assets
----------------------------------------------------------------------

American Century                Balanced Fund                     $  942,018    $        -    $   942,018   $  942,018    $       -
American Century                Balanced Fund                              -       957,962        875,037      957,962       82,595

E. W. Blanch Holdings, Inc.     Common Stock                       4,512,839             -      4,512,839    4,512,839            -
E. W. Blanch Holdings, Inc.     Common Stock                               -     4,440,376      3,713,156    4,440,376      727,220

American Century                Benham Prime Money Market Fund     2,163,563             -      2,163,563    2,163,563            -
American Century                Benham Prime Money Market Fund             -     1,947,999      1,947,999    1,947,999            -

Putnam                          New Opportunities Fund             1,641,371             -      1,641,371    1,641,371            -
Putnam                          New Opportunities Fund                     -     2,155,262      1,845,648    2,155,262      309,614

Janus                           Janus Fund                         1,399,632             -      1,399,632    1,399,632            -
Janus                           Janus Fund                                 -     2,088,085      1,895,995    2,088,085      192,090

Columns (e) and (f) are not applicable.
There were no category (ii) or (iv) reportable transactions for the year ended December 31, 1998.

                                  EXHIBIT INDEX

Exhibit 23            Consent of Ernst & Young LLP, Independent Auditors


                                       20